SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                   Dtomi, Inc.
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)


                                   26250P 30 4
                                 (CUSIP Number)


                                 Robert W. Koch
                          170 East Post Road, Suite 206
                             White Plains, NY 10601
                                 (914) 448-7600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 8, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             ---------------------
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                                 SCHEDULE 13D/A

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Robert W. Koch (S.S. or I.R.S. Identification Nos. of person not required).

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|

         (b) |X|
                                                                     Page 1 of 4

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3)    SEC Use Only

4)    Source of Funds (See Instructions): SC (See Item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)    Citizenship or Place of Organization: United States

Number of        (7)    Sole Voting Power:  759,595
Shares
Beneficially     (8)    Shared Voting Power: 0
Owned by Each
Reporting        (9)    Sole Dispositive Power:  759,565
Person With
                 (10)    Shared Dispositive Power: 0


11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 759,565

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

13)   Percent of Class Represented by Amount in Row (11): 54.7%

14)   Type of Reporting Person (See Instructions): IN

                             Introductory Statement

      This Schedule 13D is being filed to report a material change in the number of shares of common stock of Dtomi, Inc. beneficially owned by Robert W. Koch.
--------------------------------------------------------------------------------

ITEM  1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of Dtomi, Inc., a Nevada Incorporation (the "Company"), with its principal executive offices located at 305 - 1847 West Broadway, Vancouver, British Columbia, Canada V6J 1Y6.

ITEM  2. IDENTITY AND BACKGROUND.

This Statement is being filed by Robert W. Koch, an individual residing in the State of New York and is a citizen of the United States of America ("Mr. Koch"). Mr. Koch is a member of the board of directors of the Issuer and also the Chief Executive Officer and a member of the board of directors of Vocalscape, Inc., a Nevada corporation ("Vocalscape"). Mr. Koch's address is 170 East Post Road, Suite 206, White Plains, NY 10601

Mr. Koch has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

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Mr. Koch  received the  securities  covered by this  statement  pursuant to that certain Merger Agreement by and between the Company and Vocalscape, Inc., a Nevada Corporation.

ITEM  4. PURPOSE OF TRANSACTION.

Mr. Koch acquired the securities referenced herein for investment purposes.

Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to Mr. Koch, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, Mr. Koch may decide to increase or decrease the size of his investment in the Company. Except as described in this Schedule 13D, Mr. Koch does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, Mr. Koch will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Mr. Koch is the direct holder of 331,325,000 shares of Vocalscape, equal to 66% (sixty-six percent) of Vocalscape. Pursuant to the Agreement and Plan of Merger between the Issuer and Vocalscape, the Company declared a 1:400 reverse stock split on 99,999,133 shares of common stock issued and outstanding.

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, Mr. Koch is the record and beneficial owner of 759,565 (seven hundred fifty-nine thousand, five hundred sixty-five) shares of common stock. This number represents 54.7% of the issued and outstanding shares of common stock, based on 1,388,878 (one million, three hundred eighty-eight thousand, eight hundred seventy-eight) shares issued and outstanding as of October 28, 2005.

            (b) Mr. Koch has the sole power to vote or to direct the vote of the 759,565 (seven hundred fifty-nine thousand, five hundred sixty-five) shares of common stock held by him and has the sole power to dispose or to direct the disposition of the 759,565 (seven hundred fifty-nine thousand, five hundred sixty-five) shares of common stock held by him.

            (c) Transactions during the past 60 days: none

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Koch retains the power to vote the shares of common stock beneficially owned by him directly, along with voting the four thousand eight hundred twenty nine (4,829) shares of common stock beneficially owned by Dailyfinancial.com. Mr. Koch has the power to vote approximately fifty-four point sixty-nine percent (54.7%) of the shares of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    November 18, 2005




By:  /s/ Robert W. Koch
     ----------------------------------------
        Robert W. Koch

                                                                     Page 4 of 4